Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following is an excerpt of a transcript of a call the Chief Executive Officer of HomeStreet, Inc. (“HomeStreet”) had with HomeStreet employees on May 8, 2024, that includes information regarding the proposed transaction between HomeStreet and FirstSun Capital Bancorp.

HomeStreet Employee Update May 8, 2024 – FINAL for SEC Filing: Good afternoon and welcome to our May all employee update. As always, everyone’s camera and microphone will be muted during the call. If you’d like to ask a question you can do so through the WebEx chat pane to the right of your screen at any time or through e-mail at asktheceo@homestreet.com I continue to encourage your questions as always and welcome your feedback, but if you would prefer to remain anonymous, please say so at the beginning of your question or comment. Please note a transcript of this call will be filed with the SEC given our pending merger with FirstSun. As such, if you ask a question and do not request that your name be withheld, it will appear along with your associated question in the public filing. All right, let’s kick off today’s call with an update on our first quarter results: On April 30th, we issued our financial results for the quarter ending March 31, 2024. During this time, we recognized a net loss of $7.5 million dollars as our net interest margin decreased to 1.44%. This was primarily due to increased funding costs as lower deposits cost, I’m sorry, lower cost deposits continued to migrate to higher yielding products. Having said that, the pace of migration is slowing and the rates paid on higher yielding accounts by competitors have now begun to decline. We anticipate that if these trends continue, our funding costs will become more stable and over time our loan and securities yields will improve helping our net interest margin. In addition, our non-interest expenses grew during the first quarter due to seasonally higher employee benefit costs, the impact of wage increases, which were effective in March, and $2.6 million of merger-related costs. While interest rates have stabilized and are projected to decline later in the year, we expect that our operating results in the near term will continue to be adversely impacted by higher funding costs relative to our yield on earning assets. Our loan balances have remained stable as they continue to be impacted by historically low levels of prepayments. We continue to focus on originating variable rate loan products and our credit quality remains very, very strong, fortunately. While this period of lower earnings has been challenging, all of you are doing a great job staying focused on serving our customers during a time when it’s easy to get distracted with supporting our merger integration efforts at the same time.

Speaking of the merger, last week, we announced an amendment to our merger agreement with FirstSun. On May 1st, I attended an analyst conference call with FirstSun CEO, Neal Arnold. In summary, we shared that in the four months since we our announced merger, we have experienced a more volatile bank operating environment. Two primary factors have come into play: One, interest rates have been moving up and there is a general belief that rates will remain higher for longer. This has adversely impacted our forward earnings expectations and our expected contribution to the combined earnings post-merger. We've also seen greater concern about commercial real estate concentrations by regulators, bank operators, and investors broadly. In response, we’ve decided to take several steps; first, FirstSun has agreed to raise an additional $108 million in bank level capital to support our merger. $60 million of this capital is coming from expanding the existing capital commitments from the capital providers already involved in supporting our merger, and, we have agreed to reduce our CRE concentration by $300 million dollars as of the closing of the merger. We’ve also agreed with FirstSun to have the pro forma bank be regulated by the Federal Reserve and the State Department of Banking instead of the Office of the Comptroller of the Currency. After discussions with our respective boards, we agreed to a Texas state commercial bank charter which we believe was better for the pro forma bank long-term given FirstSun’s headquarters in Dallas, Texas today. What hasn’t changed — first, the strategic rationale for our merger remains intact. We and FirstSun continue to be very committed to this transaction. Our combined geographic reach, our product diversity, and top-tier earnings power continues to be well positioned for growth. We also announced the closing of the merger is now expected to occur in later 2024 – more specifically, and hopefully, early fourth quarter. On that note, let’s talk about where progress is being made. I have published internally the first and second reporting line leaders of our combined pro forma organization and they are in the process of meeting with their counterparts on the other side. Our goal is to retain the best practices, systems, and functions between the two companies. As I have stated in our previous calls, there will be some redundancies and overlap of certain positions, particularly in the corporate and back-office departments. As a reminder, there are no plans to close any HomeStreet branches. Additionally, many of the corporate positions will be filled with HomeStreet employees and officers in recognition of the quality and experience of our personnel. Notifications for staffing will occur in waves and I ask that everyone continue to be patient – I know you have been patient, but it is going to be a little while longer due to the delays caused by the recent merger changes. I’m aware all of this can create anxiety and we are doing our best to get through it as quickly as possible. Additionally, there were several Human Resources related questions in last month’s call that I said I would follow up on and I have. I will address those questions after I finish my prepared remarks. In addition, our merger integration teams are making great strides. There are a total of 32 different teams that are meeting weekly, with sub-teams often gathering several times a week. Their goals are to share information and to collaborate to identify three main things: 1) the most effective processes for their combined department, 2) to evaluate and recommend who the go-forward vendors will be, and 3) to evaluate and select the most appropriate go-forward systems. An example of a critical system is the core banking system. HomeStreet uses FIS and Sunflower uses FISERV. The rigorous analysis on which core system decision will be made is well underway and on track. The IT integration team has also made several other decisions including, but not limited to: • Our email address domain will remain the same for the foreseeable future. This means our @homestreet.com email addresses will not change with the merger. • A network connection between Sunflower and HomeStreet will be established on legal day one to aid in information sharing between staff members. • And for those who may not be aware, HomeStreet employees are now able to see calendar availability for Sunflower employees and vice-versa. This functionality only displays availability and not underlying meeting details. The Human Resources integration team has decided the combined bank will use the […..] system called […..] instead of [……]. The legal and marketing teams have been working collaboratively to identify how to reference the legal name change of HomeStreet Bank on our marketing collateral and other documents. Please note, this decision is subject to change now that we expect to have a new set of bank level regulators.

Additionally, the HomeStreet signage at our branches will not be replaced. However, our agreements, marketing collateral, regulatory signage, and FDIC placards will be updated to ensure clear disclosure of our new entity language which will include the fact that Sunflower Bank is doing business as HomeStreet Bank in our region. On that front, a survey for all branch managers to complete was released yesterday to help various teams assess and prioritize what signage will need to be replaced on Legal Day One. These are just a few examples of the decisions which are currently underway. If you have specific questions about the integration efforts, please reach out to your department manager. Before closing out my comments on this topic, I want to take a moment to reflect on how impressed I am with all of you. The phrase “business as usual” comes to mind and yet for many of you it’s anything but “business as usual” right now. You’re handling your usual day-to-day responsibilities and you’re also managing through a merger that requires flexibility, adaptability, collaboration, and patience... - I could go on and on. We’re also collectively making business happen, there is a high level of customer engagement, and we’re working well together. Residential Construction is having an amazing year so far and I’d like to recognize and thank those of you who recently appeared on the homepage of MyStreet and within HomeStreet Headlines as our HomeStreet HEROs and Affinity Playbook first quarter top performers. I know there are more examples of success out there, so please keep up the great work. Before I take your questions, let me address questions that have either recently come into my email in-box or ones that I have followed up on since our last call. I’ll start with those regarding the recent merger update. Are there economic conditions that would halt the merger altogether? My basic answer to this question is that I don’t believe there are any reasonably expected economic conditions on the horizon that would halt the merger. As I discussed earlier, interest rates are expected to remain higher for a little longer. We don’t believe that the current interest rates will impact our merger in our expected closing timeframe. Second question, can you use lay terms to describe what in the merger was amended ? I believe that I shared my prepared remarks all the details that address this question. If not, please send me another question.

And three, what I did understand was that HSB reduced the Agreement termination fee if a competing acquisition offer is received. Is HSB still soliciting or expecting offers from other institutions? Well, first we are not soliciting offers. Under our agreement with FirstSun, we are prohibited from continuing to market the institution, but if we receive unsolicited offers within the 30-day period after announcement this clause preserves the board’s fiduciary responsibility to consider any superior offers received during this period of time following the restructuring of the transaction. I hope that’s clear. Next question, does the adjustment to the merger date push back the decision date for back- office personnel? Or should employees be finding out in the near term if they can expect to have a job at Sunflower? Obviously, the time senior management has spent restructuring the transaction and working with regulations has created some delay in our collective decision making. Unfortunately, this delay has impacted the time needed to make certain decisions and has extended the date to let employees know about their job status. I’m sorry for that. Please be patient while the process moves forward. Alright, how about questions from the last call. The first question that I didn’t answer on the call was “will employees who are terminating be required to pay back negative vacation balances?” You should expect this. The short answer is Yes. You should plan to arrange to pay back any borrowed vacation time prior to legal day one. To help prevent this situation, as of May 1st, managers should only allow staff members to go eight hours into negative vacation territory. And then, as of June 1st, managers should no longer approve vacation time that has not yet accrued. Sorry about that. We recognize there may be circumstances when some employees may need to request more time than what they have accrued. In those instances, please speak with your manager. Next question, “How much notice will we receive if our positions are planned to be eliminated?” HomeStreet and Sunflower Bank are committed to providing as much advance notice as we can. We don’t anticipate notifying anyone at the last minute, and in most cases the goal is to give up to 30 days advance notice. Sorry – I wish it could be longer. But it will largely depend upon how long it takes us to make these decisions. Next related question, “Will the severance package include career search services? “ I’m happy to report the answer is yes. HomeStreet employees who are notified that their positions are being eliminated and who stay through their termination date will receive a severance payment along with career transitioning services. You will need to sign a severance and release agreement to receive this service. For details on HomeStreet’s severance package, please reach out to Human Resources at hr@homestreet.com. “What about vacation and sick time balances? What happens with those for continuing HomeStreet employees?” A separate bank of accrued sick & safe time balances will be transferred over to Sunflower and will be used by the employee until that balance is depleted. This is also true for accrued vacation balances for continuing HomeStreet employees. In this case, the separate bank of vacation hours will be drawn down first before using Sunflower’s PTO program. For employees who transition temporarily to Sunflower, you will have a pool of vacation hours to draw down. For anyone who does not continue on, any accrued and unused vacation hours will be paid out. As a reminder if you need assistance with work, home, personal or family issues, the Optum Employee Assistance Program is here for you at no charge. All HomeStreet Bank employees and their immediate family members are automatically covered by and have access to our EAP. The services provided to you are completely confidential. In other words, the names of individual employees who seek EAP services are not shared with anyone here at HomeStreet Bank. More information is available on our Sharepoint site under the Human Resources section or by reaching out to the HR mailbox at hr@homestreet.com. All right – that concludes my prepared remarks for today. I’d be happy to take any questions you have at this time. Please remember we are going to be filing a transcript of this call with the SEC, and if you don’t want your name used, please state prior to your question that you prefer to remain anonymous. <Q &A>

Alright, let’s see what sort of questions you have for me today. Give me just a second to get organized. Alright, first question, and I’m not even going to give you the name of the person asking because most of you want to know this: When will we receive information on Sunflowers’ benefits – PTO, insurance costs, compensation schedules, etc., etc. Good question, let me hopefully get an answer from Aaron Morin or someone in Human Resources while we’re on the call. That should be generally available, particularly to those people who have already been notified that their job will be continuing. Let’s see if we can go to the next question. Alright. This is anonymous question, “you mentioned that the higher level org chart has been published. When will this information be available?” I’ve made available to the relevant line one and line two leaders. I believe I can publish it on Sharepoint site. Let me work with Human Resources and Marketing to get that done. Let’s find the next question. Alright, next question from anonymous, “what does the driver of our share conversion ratio to FirstSun, or what was the driver?” is what I think is meant. So, this is another change in the merger and maybe I didn’t describe it sufficiently in my earlier comments. As,a consequence of our lower earnings forecast, our exchange ratio of HomeStreet shares to FirstSun shares in the merger has changed — it has declined. And that is a consequence of our lower earnings forecast over the next couple of years which has been impacted more recently by somewhat higher deposit costs and expectations of different deposit levels for the merger. As a consequence, our exchange ratio declined 11% given recognition of our lower contributions to earnings to the combined organization. It’s unfortunate, but that change could have been worse. It was highly negotiated as you would expect, but we are happy with the outcome and the Board and I are very excited still about the combination. Thanks for question if I didn’t sufficiently describe that in my earlier comments. Alright, that’s it so far in AsktheCEO. What else do we have in the chat pane? Anonymous question, “on a high level what are the main differences the oversight between the OCC and being a Texas state bank?” Good question – theoretically, they should not be materially different. In practice, sometimes different agencies have different views about various aspects of supervision and bank operations. In this case, we believe that the Federal Reserve and Texas Department of Banking have a clear understanding of multi-family credit risk, and the differences between New York City rent control properties and other multi-families across the country, particularly in the west coast. Particularly in comparison to L.A. County and city rent-controlled units. We feel very strongly that our asset quality is pristine, as well as FirstSun’s, and we believe there is a better understanding, perhaps, in the regulatory scheme we are going to pursue. Beyond that, we shouldn’t really notice a difference in supervision. All the agencies reconcile their policies, and their approach is supposed to substantially regulate and supervise banks similarly, although that’s not always the case. Appreciate the question, though. Another anonymous question, “if there is a role overlap, is it always the Sunflower person who is going to be retained or are employees on both sides being evaluated?” Well, anonymous, I appreciate the question. If you consider my earlier comments, we are looking to identify as a general matter, the best leaders, the best teams, the best vendors, best systems. Sometimes, we are going to find that a particular team or system that is in place, be it at HomeStreet or at FirstSun, is more mature, better organized, farther along the path preparing to a larger bank. And we see that on both sides in various places. It’s hard to say absolutely one side or the other personnel will be retained in every case, it’s hard to completely analyze best and most talented always. We are substantially allowing the leaders for those functions to review the teams and propose their organizations. Our hope is that we are going to get substantially that answer. That doesn’t mean that everyone is going to agree. It’s human nature that we believe that we’ve done a great job in each case and you know, our method of operation or approach is as good as it can be and know that’s not true necessarily and someone has to make a decision. We’re hoping we are substantially doing the job well, and I’m sure not everyone will agree with every decision. I appreciate your question though. Next question, this question is from Samuel Camilon, “as mentioned in merger update our CRE concentration will be lower in the merger. Does this mean that some of the CRE portfolio will be sold?” Yes, that is correct, either sold or securitized. The number that we are currently proposing, we and FirstSun, is $300 million. Today, I would say that will more likely be multi-family permanent loans. Thanks for the question. Next question from anonymous, “what will happen to our 401(k)? “

I believe that is answered, in the Q&A that is posted on SharePoint. I will tell you that you will have a choice of taking a distribution or rolling into an IRA or rolling into the Sunflower Bank 401(k) plan. That is if you are a continuing employee. If your position is not going to be continued you will have a choice of a rollover to a rollover IRA or a distribution I believe. Next question, anonymous, “are you concerned that people with large banks of vacation or sick time will attempt to burn through these prior to the merger since they won’t be able to use their PTO hours until those are used. Otherwise it seems like we are punishing people who do not use those hours prior to this.” Um, anonymous I don’t think there is a perfect answer here. Some people have delayed using vacation and sick time and it’s up to them to decide when to use it. If they decide to use it before the merger, then they will move to the Sunflower plan immediately. If they decide to take it later, then there will be a delay. I try not to think about it as punishing people who do not use those hours. Some people are holding those hours, as an example, for a long delayed significant vacation, or to utilize them sometimes they are having a medical procedure done, or they are helping a family member... There are all kinds of bona fid reasons to delay taking time. Or to use it prior to that. So instead of trying to judge people, we just set out the rules and just make sure everyone understands them and they can make their own decisions accordingly. Next question from Aubrey Petty, “can you provide us status update of regulatory approval of the merger?” Well, Aubrey, I think we just did, when we described the changes to the merger last week. Unfortunately, we are in the process of restarting approval of the bank merger with different regulators and so this will cause the delay that we discussed earlier. And that’s the only update I can give you. Alright, let me see if I have anything else. I have an anonymous question regarding severance for retention payments. “For employees that are not going to be continuing in the merger, we do have severance plans to the extent that we might need extended time beyond legal day one?” Some certain individuals may be asked to be retained and those severance amounts made will be adjusted accordingly to help to incent those particular folks to stay with us until they are no longer needed. Those decisions haven’t been made yet or we’d be able to tell everyone the status of their positions. All that will come out through the planning. Thanks for the question. Let’s see if I have any more. Quick anonymous question, “do we have a target date for a decision on our core system?”.

Anonymous, that is a “as soon as possible” because so many decisions flow from that core decision. We are trying to get it done as soon as possible. I hope to hear in the next couple of weeks. We’ll see if that’s true. Appreciate the question, though. It looks like we are getting to the end of the questions. I’ll wait a moment, to see. Oh here’s one, “Has there been a date yet for shareholder vote for their approval vote?” Very soon. We are working today and this week on updating our S-4 prospectus and proxy document. We have a draft of that document that has been filed with the SEC for sometime. We are now going to update it for the changes to the merger transaction and set a record date and a shareholder meeting date. So it’s coming very, very soon. Thanks for asking that question. I have one anonymous question from someone in the chat pane asking me “is this where I ask questions?” Yes, sir, this is where you ask questions. Ah, that’s a good one. Let’s wait for a moment and see if anonymous has a question. Well, it looks like that is it for the questions today. As always, you’ve done a fine job at challenging me with questions. The one question I believe I don’t have an answer to is when benefits information will be available from FirstSun and I’m tasked with determining if I can post the line one and line two org chart. So, look for those things. Oh, one more anonymous question. “Texas has weather issues, if they lose power due to a tornado would we be on their software and lose our ability to continue working?” Anonymous, you know who I’m talking to, you should know better than that. All of us institutions have disaster recovery and switch over plans so we don’t go down, and I’m sure that FirstSun has their own. I feel confident. That’s a good one, though. I’m scared of tornados. Alright, let’s see. Aaron Morin said that he sent me an answer on when benefits will be available but I do not see that in the Q&A panel. Aaron, can you email it to me right now? Oh, says that the PTO material is available and can be posted to our Q&A. That’s regarding PTO. Benefits information will be available closer in time to when you’ll need to select benefits. So not yet on the benefits information. Got it. Another anonymous question, “what if HomeStreet can’t raise the capital to sell CRE loans for the merger?” Not to worry about our capitalization on this question. That’s a very astute question. When we sell the $300 million in CRE loans, that’s going to close concurrent with the merger so we don’t need additional capital to complete that transaction. Great question, though. Let’s see if there’s any others here. “If we sell or securitize multifamily loans, is it possible that we’ll retain the processing of these loans?” All I can say is maybe, remains to be seen. If we securitize them yes, if we sell them, no. Alright, that is it for the questions, today. You’ve done a great job, and again I want you to know how proud I am of our organization, of our company and of each of you. You have generally handled our business challenges and our merger in a very professional way, and you continue to support our customers and our merger integration work with the fine attitude and highly intelligent approach that you always have. I'm just proud to be working with all of you every day. Have a great month. I look forward to talking with you again next month.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames or at all and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental and regulatory approvals of the Merger when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger), (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (as amended from time to time in accordance with its terms, the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger, (6) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (7) the diversion of management's attention from ongoing business operations and opportunities, (8) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, (9) the outcome of any legal proceedings that have been or may be instituted against FirstSun or HomeStreet, and (10) HomeStreet’s ability to successfully consummate the proposed Merger with FirstSun. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, “Forward-Looking Statements” and “Risk Factors” in HomeStreet’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND WILL BE AMENDED, AS

WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE) BECAUSE SUCH DOCUMENTS CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor- relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet’s shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, as amended by HomeStreet’s annual report on Form 10-K/A, as filed by HomeStreet with the SEC on April 29, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the preliminary proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames or at all and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental and regulatory approvals of the Merger when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Merger), (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (as amended from time to time in accordance with its terms, the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger, (6) the occurrence of any event, change or other circumstance that could give rise to the right of one or both of the parties to terminate the Merger Agreement, (7) the diversion of management's attention from ongoing business operations and opportunities, (8) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger, (9) the outcome of any legal proceedings that have been or may be instituted against FirstSun or HomeStreet, and (10) HomeStreet’s ability to successfully consummate the proposed Merger with FirstSun. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, “Forward-Looking Statements” and “Risk Factors” in HomeStreet’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND WILL BE AMENDED, AS

WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE) BECAUSE SUCH DOCUMENTS CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor- relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all- filings/default.aspx. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. PARTICIPANTS IN THE SOLICITATION FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet’s shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun’s common stock can be found in FirstSun’s annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet’s common stock can be found in HomeStreet’s preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet’s annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, as amended by HomeStreet’s annual report on Form 10-K/A, as filed by HomeStreet with the SEC on April 29, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the preliminary proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.